中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)180(JY)

04030103

12th May, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2004 MAY 14 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Dear Sirs,

SUPPL

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 11th May, 2004 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 5/17

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

4,000) W.

File No. 82-34675

The Standard

Date 12 MAY 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representations as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")
(Stock Code: 2388)

ANNOUNCEMENT PURSUANT TO PRACTICE NOTE 19 ("PN 19") OF THE LISTING RULES IN EFFECT PRIOR TO 31ST MARCH 2004

Pursuant to directions given by the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Exchange**") and in accordance with the requirement under PN 19, the Directors of the Company wish to disclose that as at 30th June 2003, the Company's wholly owned operating subsidiary, Bank of China (Hong Kong) Limited ("**BOCHK**") and its banking subsidiaries had made total aggregate advances representing approximately 27.2% of the audited consolidated net asset value of the Company and approximately 4.9% of the total loan portfolio of BOCHK and its banking subsidiaries in the ordinary course of their respective banking businesses to a group of companies in Hong Kong which comprises of eight listed companies in Hong Kong, four of which are constituent stocks of the Hang Seng Index (the "**ABC Group**"). The level of aggregate relevant advances to the ABC Group fell below 25% of the audited consolidated net asset value of the Company on 10th October 2003.

On or about 30th June 2003 and in the course of conducting an audit of its half-yearly results for the period ended on 30th June 2003, the Company identified that its aggregate level of relevant advances (as defined by paragraph 1.4 of PN 19) through BOCHK and its banking subsidiaries to the ABC Group represented approximately 27.2% of the audited consolidated net asset value of the Company and approximately 4.9% of the total loan portfolio of BOCHK and its banking subsidiaries. The advances comprise of general banking facilities both of fixed term and revolving nature. The level of aggregate relevant advances to the ABC Group fell below 25% of the audited consolidated net asset value of the Company on 10th October 2003.

BOCHK and its subsidiaries is a leading commercial banking group in Hong Kong and has long-standing banking relationships with members of the ABC Group in the ordinary course of its banking business. The ABC Group comprises of eight listed companies in Hong Kong, four of which are Hang Seng Index constituent stocks. The ABC Group has diverse businesses and investments in different industries. Principal activities of the ABC Group include property development and investment, property and project management, hotel and service operations, ports and related services, retail and manufacturing, utility, infrastructure, finance and other investments.

The advances were made by BOCHK and its banking subsidiaries in their ordinary course of business and on normal commercial terms commensurate with customers of BOCHK having similar credit ratings or financial strengths. Notwithstanding the shareholding relationship among members of the ABC Group, the relevant advances were made to each of the listed members of the ABC Group and their respective subsidiaries and associates on the basis of credit assessments made on the business and financial strength and repayment ability of each of the listed groups alone having regard to the type of business and industry sector the group is in unless cross guarantees are provided by other members of the ABC Group. Based on publicly available information, key members of the ABC Group have been awarded credit ratings in the range of A- to A+ by international rating agencies.

Accordingly, BOCHK has at all times considered the exposure to the ABC Group as a whole or to any of its members to be of low risk and there has been no default in respect of any advance to members of the ABC Group by BOCHK or its banking subsidiaries.

Under PN 19, a company listed on the Exchange (including a bank conducting banking business in the ordinary course) was required to disclose certain details of its relevant advances to an entity and its subsidiaries and associated companies if such advances exceed 25% of its latest audited consolidated net asset value. Pursuant to directions given by the Listing Committee of the Exchange and in accordance with the requirements under PN19, the Company makes this announcement to keep the public informed of the relevant advances. It is expected that BOCHK and its banking subsidiaries will continue to provide banking services to the ABC Group in the ordinary course of business. Further public disclosures will be made as and when required by the Listing Rules.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 11th May 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. Weijian SHAN
** Mr. TUNG Chee Chen
** Ambassador Linda Tsao YANG

* *non-executive directors*
** *independent non-executive directors*